Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

     société anonyme
registered office: 19 avenue de la Liberté, L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

CONVENING NOTICE

The shareholders of ARCELOR, société anonyme, are invited to attend the

Extraordinary Shareholders’ Meeting

to be held on Friday 30 June 2006 at 11:00 am

at LUXEXPO S.A., 10, Circuit de la Foire Internationale, L-1347 Luxembourg - Kirchberg

in order to consider the following agenda:

AGENDA

1.	Review of Mittal Steel’s public exchange offer on all of ARCELOR’s shares and convertible bonds

2.	Consultation as to the contribution by Mr. Alexey A. Mordashov of all of his economic interests in the SeverStal steel business (including SeverStal North America) as well as SeverStal Resources (iron ore and coal) and of his stake in Lucchini and of EUR 1.25 billion in cash (the “SeverStal Transaction”) to ARCELOR pursuant to the conditions described in a information document addressed to the shareholders.

PROPOSED RESOLUTIONS

First Resolution presented by ARCELOR’s Board of Directors

The two following alternatives will be submitted to the vote of the shareholders:

☐     I vote to maintain the option offered by the SeverStal Transaction for the ARCELOR shareholders

☐     I vote against the option offered by the SeverStal Transaction for the ARCELOR shareholders

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The next point on the agenda and the related draft resolution has been inserted at the request of persons declaring themselves shareholders and representing more than one-fifth of ARCELOR’s share capital and based on such statement. Thus, it does not result from the Board of Directors’ initiative.

“Procedure for approving the SeverStal Transaction and the issuance of new ARCELOR shares in favour of Mr. Mordashov”

Second resolution:

“The Shareholders’ Meeting, having reviewed the press release issued by ARCELOR on May 26, 2006 and the presentation entitled “The Global Steel Champion” dated May 26, 2006 and, acknowledging the importance of the transaction for ARCELOR, requests that ARCELOR’s Board of Directors submit the proposed transaction, in particular the completion of in-kind contributions to be made by Mr. Mordashov and the subsequent capital increase to the benefit of Mr. Mordashov, to the procedure generally applicable to in-kind contributions subject to the approval of an extraordinary shareholders’ meeting, pursuant to Article 32.1 of the Luxembourg Law dated 10 August 1915 on commercial companies.”

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Subject to the following, the Shareholders’ Meeting will validly deliberate no matter what portion of capital is represented. There will not be a vote on the first item on the agenda.

The by-laws grant power to the Board of Directors to issue shares in connection with the authorized capital. The Board of Directors has nevertheless decided to grant shareholders an opportunity to express their opinion on the option offered by the SeverStal Transaction and, possibly, to oppose it.

In the event where shareholders either present or represented at the Shareholders’ Meeting, representing more than 50% of ARCELOR’s issued share capital, demand the termination of agreements relative to the SeverStal Transaction because they do not wish to maintain the SeverStal Transaction as an alternative to Mittal Steel’s public exchange offer, the Board of Directors will proceed with the termination of the agreements related to the SeverStal Transaction. In such case a break fee of EUR 140 million must be paid by ARCELOR.

In view of the importance of this strategic transaction for ARCELOR’s future, the threshold of 50% is designed to encourage shareholder participation and to ensure that any decision taken truly represents the will of the majority of shareholders.

The agreements related to the SeverStal Transaction provide that the Shareholders’ Meeting called to deliberate on the second agenda item may not be delayed or adjourned. Therefore, in the event of an adjournment of the Shareholders’ Meeting at the request of shareholders representing 20% of the share capital, even a negative vote at a reconvened Shareholders’ Meeting will not allow proceeding with the termination of the agreements related to the SeverStal Transaction.

If the SeverStal option is maintained, the shareholders remain free to tender their shares (or not) to Mittal Steel’s offer. The SeverStal Transaction will become null and void if, at the end of its offer, Mittal Steel holds more than 50% of ARCELOR’s share capital, taking into account shares issued or to be issued in connection with the SeverStal Transaction.

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The Board of Directors would like to point out that for shareholders who are not personally registered in the share register of ARCELOR, the conditions for attendance or representation at the Shareholders’ Meeting are as follows:

With respect to the formalities to attend the Shareholders’ Meeting, shareholders are invited to utilize the form attached hereto (the “Form”) allowing them to notify their intention to attend the Shareholders’ Meeting or to be represented at the Shareholders’ Meeting (and to give voting instructions to the Chairman if they so wish).

1. Conditions for personal attendance

In order to attend the Shareholders’ Meeting, the shareholders who are not personally registered in ARCELOR’s share register and holding their shares through a bank, a professional securities depositary or a financial institution must request and obtain from their intermediary with whom their ARCELOR shares are on deposit, a blocking certificate for their ARCELOR shares dated 26 June 2006 at the latest.

Such blocking certificate must indicate clearly and precisely the complete name of the owner of ARCELOR shares, the number of shares being blocked, the blocking date which must be no later than 26 June 2006 and the statement that such ARCELOR shares are blocked until the close of the Shareholders’ Meeting convened on 30 June 2006.

Shareholders who are not personally registered in ARCELOR's share register should also make sure to remit the Form to their intermediary who handles the management of their shares. In this respect, the Form may be obtained from one of the local centralising banks mandated by ARCELOR to such effect, and which are listed below or on the website www.arcelor.com, under “Corporate Governance” - “General Meeting”.

Shareholders who are not personally registered in ARCELOR's share register are invited to fax a copy of their blocking certificate and of the Form to one of the local centralising banks and respectively instruct their intermediary who handle the management of their shares to do so. The shareholders are requested to bring a copy of the blocking certificate and present it to the reception desk on the day of the Shareholders’ Meeting.

The intermediaries who handle the management of their shares shall ensure that the originals of the blocking certificates and of the Forms reach one of the aforementioned local centralising banks, mandated by ARCELOR to such effect, by 26 June 2006 at the latest.

2. Conditions for proxy voting or grant a mandate

Shareholders who are not personally registered in ARCELOR's share register may also vote by proxy with or without voting instructions.

To such effect, they must instruct the intermediary who handle the management of their shares by using the Form.

Such intermediaries shall ensure that the signed and dated instructions and forms, accompanied by the blocking certificate, reach one of the aforementioned local centralising banks, mandated by ARCELOR to such effect, by 26 June 2006 at the latest.

3. Request for Information and local centralizing banks

Shareholders looking for more information can do so by:

- contacting ARCELOR directly:
Registered office – Shareholder Department
Tel: +352 4792 2187
Fax +352 4792 2548

Registered office – Investor Relations Department
Tel: +352 4792 2414 or + 00 800 4792 4792
Fax: +352 4792 2449
Liège – Legal Affairs Department
Tel: +32 4 2366830 Fax: +32 4 2366847
Madrid – Investor Relations Department
Tel: +34 91 596 94 75 or +34 90 215 21 53
Fax: +34 91 596 94 60 or +34 98 512 60 88
Paris – Investor Relations Department
Tel: +33 171 92 00 90
Fax: +33 171 92 00 98

- or by contacting one of the local centralising banks:
For the Grand Duchy of Luxembourg, Fortis Banque Luxembourg, Luxembourg
Listing and Agency Administration
50, Avenue J.F. Kennedy, L-2951 Luxembourg
Tel: +352 4242 4599 or + 352 4242 4525
Fax: +352 4242 2887
For France, BNP Paribas Securities Services, Paris
Global Corporate Trust
Immeuble Tolbiac 75450 Paris Cedex 09
Tel: + 33 1 40 14 34 24
Fax : + 33 1 40 14 58 90
For Belgium, Fortis Banque, Brussels
Special Handling and Support, Ind. Trans. 1MS2I
Montagne du Parc, 3, B-1000 Bruxelles
Tel : + 32 2 565 1660 or 32 2 565 5530
Fax : + 32 2 565 5340
For Spain, to Banco Bilbao Vizcaya Argentaria, Madrid
Vía de los Poblqdos s/n, planta 4a, E-28033 Madrid
Tel: +34 913747007
Fax: +34 913743471

Luxembourg, 13 June 2006

For the Board of Directors

Chairman

Joseph KINSCH

(The present document is a free translation of the original French text.

In case of discrepancies between the English and the French text, the original French text shall prevail)